

Mail Stop 3720

March 24, 2016

William O'Dowd IV
Chief Executive Officer
Dolphin Digital Media, Inc.
2151 LeJeune Road, Suite 150
Coral Gables, FL 33134

      Re: Dolphin Digital Media, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed March 18, 2016
              File No. 000-50621

Dear Mr. O'Dowd:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   You state on page 2 that written consent was provided by Mr. William O'Dowd who holds approximately 56.1 million shares of common stock representing 52.5% of the total number of votes entitled to be cast on the reverse stock split. Please reconcile this statement with the figures presented in the beneficial ownership table. You state that as of March 18, 2016, you had approximately 118.3 million shares of common stock outstanding; however the disclosure in the beneficial ownership table on page 6 suggests that there were at least 140 million shares outstanding. It is also unclear how the number of shares of common stock and preferred stock owned by your shareholders effectively translates into voting power. Please advise or revise. In addition to clarifying the contradictions cited above, please enhance your beneficial ownership table presentation

by (1) separating stock ownership by class, (2) separating voting power by class, and (3) clarifying the ownership and voting totals for each beneficial owner.

Approval By Our Shareholders of…the Reverse Stock Split, page 3

2.   You disclose that the number of authorized shares of common stock will remain at 400 million following the reverse stock split. Please discuss and provide quantified disclosure regarding how the number of common shares available for issuance will therefore increase as a result of the reverse stock split. In this regard, disclose in a table the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. In another table, disclose the number of authorized but unissued shares, reserved shares and authorized but unreserved shares that will exist after the reverse stock split. Also discuss what effect the reverse stock split will have on derivative securities, such as the conversion ratios of your preferred stock and exercise prices of outstanding warrants. Disclose whether you have any plans or arrangements for the increase in available authorized shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications